Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands)
Earnings:
Loss from continuing operations before income taxes	$(12,909)	$(13,572)	$(37,301)	$(3,311)	$(46,298)
Fixed charges	40,883	43,437	30,382	23,475	24,269
Total	$27,974	$29,865	$(6,919)	$20,164	$(22,029)

Fixed Charges:
Interest expensed (includes amortization of premiums, discounts and deferred financing costs)	$39,937	$42,677	$29,769	$22,992	$23,733
Interest within rental expense	946	760	613	483	536
Total	$40,883	$43,437	$30,382	$23,475	$24,269
Deficiency of earnings to fixed charges	$12,909	$13,572	$37,301	$3,311	$46,298